Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Filed by: The Thomson Corporation
Subject Company: Reuters Group PLC
Exchange Act File Number of Subject Company: 333-08354

Note: The slides below form part of a presentation given by The Thomson Corporation on October 3, 2007 at 8:30 a.m. ET. The filing of these slides under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

The following slides are related to the proposed transaction with Reuters Group PLC and have been extracted from the presentation.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation, in particular the discussion of the proposed acquisition of Reuters Group PLC and remarks related to Thomson’s outlook and prospects, includes forward-looking statements, such as Thomson’s beliefs and expectations regarding its financial performance. These statements are based on certain assumptions and reflect Thomson’s current expectations. Forward-looking statements also include statements about Thomson’s beliefs and expectations related to industry and sector trends related to its businesses, as well as its beliefs about the benefits to shareholders and customers of the combined Thomson-Reuters business after the deal closes and the opportunities that may be available to the combined business. While Thomson believes that the proposed transaction with Reuters Group PLC will be approved by antitrust/competition authorities, there can be no assurance that the required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the ability to achieve the cost savings and synergies contemplated through the proposed Reuters transaction; the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on proposed transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson’s latest annual information form, which is also contained in its most recent annual report on Form 40-F filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson speak only as of the date they are made. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800-732-0330.

No statement in this presentation is intended to constitute a profit forecast.

This presentation contains disclosures of certain non-GAAP financial measures. Please see the “Investor Relations” section of www.thomson.com for a reconciliation of each of these measures as used by Thomson to the most directly comparable GAAP financial measure.

Combined Thomson and Reuters financial amounts for 2006 included in this presentation are derived from the published financial statements of The Thomson Corporation and Reuters Group PLC for the year ended December 31, 2006. Thomson prepares its financial statements under Canadian generally accepted accounting principles (“Canadian GAAP”) and Reuters prepares its financial statements under International Financial Reporting Standards (“IFRS”). Canadian GAAP and IFRS differ in certain significant respects. For purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the combined information presented herein. In addition this combined information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and Exchange Commission.

Both Thomson and Reuters use non-GAAP financial measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for non-GAAP financial measures are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable.

This presentation is being communicated in the United Kingdom only to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) and to persons to whom it may otherwise be lawful to communicate it to (all such persons being referred to as relevant persons). This presentation is only directed at relevant persons and any investment or investment activity to which the presentation relates is only available to relevant persons or will be engaged in only with relevant persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a relevant person. Other persons should not rely or act upon this presentation or any of its contents. The recipients of this presentation should not base any behavior in relation to qualifying investments or relevant products (as defined in the Financial Services and Markets Act 2000 (FSMA) and the Code of Market Conduct made pursuant to FSMA) which would amount to market abuse for the purposes of FSMA on the information in this presentation until after the information has been made generally available. Nor should the recipient use the information in this presentation in any way which would constitute “market abuse”.

Investor Day October 3, 2007

Introduction Frank J. Golden Vice President Investor Relations

Safe Harbor CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS This presentation, in particular the discussion of the proposed acquisition of Reuters Group PLC and remarks related to Thomson’s outlook and prospects, includes forward-looking statements, such as Thomson’s beliefs and expectations regarding its financial performance. These statements are based on certain assumptions and reflect Thomson’s current expectations. Forward-looking statements also include statements about Thomson’s beliefs and expectations related to industry and sector trends related to its businesses, as well as its beliefs about the benefits to shareholders and customers of the combined Thomson-Reuters business after the deal closes and the opportunities that may be available to the combined business. While Thomson believes that the proposed transaction with Reuters Group PLC will be approved by antitrust/competition authorities, there can be no assurance that the required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the ability to achieve the cost savings and synergies contemplated through the proposed Reuters transaction; the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on proposed transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson’s latest annual information form, which is also contained in its most recent annual report on Form 40-F filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson speak only as of the date they are made. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law. ADDITIONAL INFORMATION This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, USA. For further information about the public reference room, call the SEC at +1 800-732-0330. No statement in this presentation is intended to constitute a profit forecast. This presentation contains disclosures of certain non-GAAP financial measures. Please see the “Investor Relations” section of www.thomson.com for a reconciliation of each of these measures as used by Thomson to the most directly comparable GAAP financial measure. Combined Thomson and Reuters financial amounts for 2006 included in this presentation are derived from the published financial statements of The Thomson Corporation and Reuters Group PLC for the year ended December 31, 2006. Thomson prepares its financial statements under Canadian generally accepted accounting principles (“Canadian GAAP”) and Reuters prepares its financial statements under International Financial Reporting Standards (“IFRS”). Canadian GAAP and IFRS differ in certain significant respects. For purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the combined information presented herein. In addition this combined information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and Exchange Commission. Both Thomson and Reuters use non-GAAP financial measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for non-GAAP financial measures are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable. This presentation is being communicated in the United Kingdom only to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) and to persons to whom it may otherwise be lawful to communicate it to (all such persons being referred to as relevant persons). This presentation is only directed at relevant persons and any investment or investment activity to which the presentation relates is only available to relevant persons or will be engaged in only with relevant persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a relevant person. Other persons should not rely or act upon this presentation or any of its contents. The recipients of this presentation should not base any behavior in relation to qualifying investments or relevant products (as defined in the Financial Services and Markets Act 2000 (FSMA) and the Code of Market Conduct made pursuant to FSMA) which would amount to market abuse for the purposes of FSMA on the information in this presentation until after the information has been made generally available. Nor should the recipient use the information in this presentation in any way which would constitute "market abuse.”

Opening Remarks Richard J. Harrington President & Chief Executive Officer

The Year in Review Divested Learning division for $8.5 billion Announced plans to acquire Reuters Solid 1H 2007 results with momentum continuing Organic revenue +6% Operating profit +12% Adjusted EPS +17%

Thomson-Reuters Opportunity Will be the largest information services & news company serving business & professional customers worldwide Will have a global footprint, with well-established positions in North America, Europe & Asia Will deliver high-end, critical content with software tools & services enabling our customers to perform at a higher level Will have strong positions in financial, legal, tax & accounting with emerging positions in scientific research & healthcare markets Will be well positioned to capitalize on market trends Will generate significant free cash flow and create shareholder value

The Next Phase - Thomson-Reuters Thomson-Reuters Combined $11.4B Source: Public filings and investor presentations. Reuters results converted into U.S. dollars at 2006 average USD/GBP exchange ratio of 1.84. Thomson-Reuters segment operating profit excludes corporate costs. 2006 Revenue 2006 Segment Operating Profit Thomson-Reuters Combined $2.4B Thomson $6.6B Reuters $6.7B 59% Professional $4.6B 41% Reuters $1.0B 43% Professional $1.4B 57% Scientific 9% Legal 55% Tax & Acct 9% Financial 22% Healthcare 5% Thomson $1.7B Scientific 9% Legal 46% Tax & Acct 9% Financial 30% Healthcare 6%

Summary Thomson has never been stronger Strategically – Operationally – Financially Thomson + Reuters = Value Creation

Robert D. Daleo Executive Vice President & Chief Financial Officer Financial Overview

Thomson-Reuters

Thomson-Reuters Benefits Will have ability to partner and compete worldwide Meets customers’ growing demand for broader, faster and more deeply integrated information and solutions Significant deliverable synergies A well-capitalized industry leader Dual listed company structure to allow global shareholders to participate in future value creation

EMEA 54% Asia-Pacific 3% Europe 14% Asia 18% Asia-Pacific $1.0B 9% Thomson Reuters Americas $6.9B 60% Americas 83% Americas 28% EMEA $3.5B 31% 2006 Reuters geographic split 2006 Thomson geographic split 2006 combined geographic split Source: Public filings and investor presentations. Refer to Safe Harbor for a more detailed explanation of combined financial information provided throughout this presentation. Reuters results converted into U.S. dollars at 2006 average USD/GBP exchange ratio of 1.84. Global Footprint - Complementary Geographies

Thomson-Reuters Combination Reuters $6.7B 59% Professional $4.6B 41% 2006 Combined Revenue $11.4B Reuters $1.0B 43% Professional $1.4B 57% 2006 Combined Segment Operating Profit $2.4B Combined key metrics Source: Public filings and investor presentations. Segment operating profit excludes corporate costs. 1 Combined market capitalization as at close on 21 September 2007, less $9.5B estimated cash transaction costs. 2 Thomson net debt, as at year end, is adjusted for the estimated net proceeds from 2007 divestitures. Combined net debt includes estimated $9.5B in cash transaction costs. 3 FCF excludes discontinued operations. Thomson - Reuters Market capitaliz ation 1 $ 2 7 . 6 B $ 17.2B $ 35 . 3 B N et debt 2 ( $ 3. 3 B) $0.7 B $ 6.8 N et debt / 2006 EBITDA (1. 7 x ) 0.8 x 2. 4 x 2006 FCF 3 $1.1 B $0.4 B $1.5 B

Acquisition Financing Highlights Purchase price funded with ~50% equity / ~50% cash Cash component ~$9.5 billion (£4.8 billion) Source of Funds Cash portion = $7 billion from net disposal proceeds Bank commitments £2.5 billion bridge financing for one year with 1-year extension option $2.5 billion syndicated 5-year credit facility Estimated net debt increase resulting from 2007 transactions is $3.5 billion

Transaction Update Initial European Commission filing made on Sept. 3 Currently undergoing Phase 1 review EC expected to announce decision on October 8th If Phase 2 required, could potentially close in Q1 2008 U.S. Department of Justice review also taking place No formal Hart-Scott-Rodino filing made due to DLC structure DOJ conducting a review similar to a formal HSR review Expect DOJ’s review timing to be similar to EC’s Integration planning teams in place and making progress Integration committees formed to identify opportunities Focused on serving customers and growing their businesses

Thomson-Reuters will report under Canadian GAAP, reconciliations to U.S. GAAP and IFRS Anticipate moving to IFRS as soon as allowed by regulators Dividends will be declared in U.S. Dollars Reporting will be done in U.S. Dollars Thomson-Reuters Reporting

Summary Focused portfolio and proven management team Leading positions in attractive markets High proportion of recurring revenue Complementary businesses provide revenue synergy opportunities Revenue growth converted into increasing margin and free cash flow Disciplined capital allocation process funds both M&A opportunities and substantial cash returns to shareholders Thomson-Reuters

James C. Smith Executive Vice President & Chief Operating Officer The Professional Division

Thomson-Reuters Legal 66% Healthcare 8% Scientific 13% Tax & Acct 13% Reuters $6.7B 59% Professional $4.6B 41% Thomson-Reuters Combined $11.4B Source: Public filings and investor presentations. Segment operating profit excludes corporate costs. Reuters results converted into U.S. dollars at 2006 average USD/GBP exchange ratio of 1.84. 2006 Revenue 2006 Segment Operating Profit Legal 71% Reuters $1.0B 43% Professional $1.4B 57% Thomson-Reuters Combined $2.4B Healthcare 6% Scientific 11% Tax & Acct 12% Professional $1.4B Professional $4.6B

Taking Professional Division to the Next Level Thomson-Reuters = Opportunity for Growth Strong management team in place Workflow solutions strategy demonstrating results Leveraging market leadership positions Positioned to serve our globally focused clients Capital allocation aligned with growth and returns Business model engineered to deliver steady growth Higher organic revenue – Higher margins Higher recurring revenue – Higher free cash flow Higher retention rates

Professional Division + Reuters Combination provides robust infrastructure and footprint to support global expansion and drive organic growth by leveraging: Technology & tools Strategic marketing & brand New sales channels Product development Talent

Wrap Up Richard J. Harrington President & Chief Executive Officer

Delivering on All Fronts A market leader – providing integrated information solutions where business gets done Positioned to capitalize on favorable market trends Attractive business model and strong financial discipline drives significant FCF generation Benefits of Reuters acquisition to come including global brands with global reach Strategically, Operationally and Financially the business has never been stronger – positioned to deliver shareholder value

Investor Day Presentation - October 3, 2007

The Thomson Corporation
Reconciliation of Adjusted EBITDA and Segment Profit and Respective Margins
December 31, 2006
(Amounts in millions of U.S. Dollars)
(Unaudited)
Thomson (1)
Total Revenues	6,612

Thomson Adjusted EBITDA	1,934
Less: Depreciation	(439)
Thomson Segment Operating Profit	1,495
Less: Amortization	(241)
Net other income	1
Net interest expense and other financing costs	(221)
Income taxes	(118)
Earnings from continuing operations	916
Earnings from discontinued operations, net of tax	204
Net earnings	1,120

Adjusted EBITDA Margin	29.2%

(1) Restated from full year 2006 results for the reclass of discontinued operations, which occurred in the first half of 2007.

Investor Day Presentation - October 3, 2007

The Thomson Corporation
Reconciliation to Net Debt
December 31, 2006
(Amounts in millions of U.S. Dollars)
(Unaudited)
	Thomson (1)
Short-term indebtedness	333
Current portion of long-term debt	264
Long term debt	3,681

Total debt	4,278
Less:
Swaps	(257)
Fair value of cash flow hedges	54
Total debt after swaps	4,075
Less cash	(334)
Net debt before proceeds from 2007 divestitures	3,741

Estimated after-tax proceeds from 2007 divestitures	(7,050)

Net debt	(3,309)

2006 Adjusted EBITDA	1,934

Net debt/ 2006 Adjusted EBITDA	(1.7	)x

(1) Restated from full year 2006 results for the reclass of discontinued operations, which occurred in the first half of 2007.

Note: Given that Thomson hedges some of its debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the associated fair market value of cash flow hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.

Investor Day Presentation - October 3, 2007

The Thomson Corporation
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow
December 31, 2006
(Amounts in millions of U.S. Dollars)
(Unaudited)
Thomson (1)
Net cash provided by operating activities	2,125
Less Cash provided by operating activities- discontinued operations	(561)
Capital expenditures, less proceeds from disposals	(453)
Other investing activities	(26)
Dividends paid on preference shares	(5)
Free Cash Flow	1,080

(1) Restated from full year 2006 results for the reclass of discontinued operations, which occurred in the first half of 2007.

Note: Thomson uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.